Exhibit 99.1

BC FORM 51-102F3

MATERIAL CHANGE REPORT

1.    Name and Address of Company

The full name and address of the principal office in Canada of the Company is:

Veris Gold Corp.
900 – 688 West Hastings Street
Vancouver, B.C. V6B 1P1

2.   Date of Material Change

The date of the material change is June 9, 2014

3.   News Release:

The date and method(s) of dissemination of the News Release issued under section 7.1 of National Instrument 51-102 is/are as follows:

Date of Issuance: June 9, 2014

The news release was disseminated via SEDAR to the securities commissions in British Columbia, Alberta and Ontario, to the Toronto Stock Exchange and via wire by CNW.

4.   Summary of Material Change

Veris Gold Corp. (the “Company”) announces that the Supreme Court of British Columbia has today issued an order granting the Company’s application for creditor protection under the Companies’ Creditors Arrangement Act (“CCAA”). The order also extends protection to Veris’ subsidiaries Queenstake Resources Ltd., Ketza River Holdings Ltd., and Veris Gold USA, Inc. Ernst & Young Inc. will serve as the Court-appointed Monitor in the CCAA proceedings to oversee the operations of the Company and report to the Court during the restructuring.

5.   Full Description of Material Change

Please see the attached news release dated June 9, 2014

6.   Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.   Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

8.   Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report or an officer through whom such executive officer may be contacted is as follows:

Name:                                                Shaun Heinrichs, CFO
Bus.                                                   Tel: (604) 688-9427

9.   Date of Report

June 10, 2014

900-688 West Hastings Street Vancouver, BC V6B 1P1 Canada

NEWS RELEASE: June 9, 2014	Toronto Stock Exchange: VG
For Immediate Release	No: 15

Veris Gold Corp. Announces Granting of an Order Under the Companies’ Creditors Arrangement Act

Vancouver, BC – June 9, 2014 – Veris Gold Corp. (“Veris” or the “Company”) (TSX: VG) (OTCQB: YNGFF) (Frankfurt Xetra Exchange: NG6A) announces that the Supreme Court of British Columbia has today issued an order granting the Company’s application for creditor protection under the Companies’ Creditors Arrangement Act (“CCAA”). The order also extends protection to Veris’ subsidiaries Queenstake Resources Ltd., Ketza River Holdings Ltd., and Veris Gold USA, Inc. Ernst & Young Inc. will serve as the Court-appointed Monitor in the CCAA proceedings to oversee the operations of the Company and report to the Court during the restructuring.

The Company has also received a temporary restraining order from the US Bankruptcy Court following a hearing on the afternoon of June 9 in Nevada. The temporary restraining order is in effect pending a full hearing of an application for recognition of the CCAA proceedings pursuant to Chapter 15 of the US Bankruptcy Code. As a result, United States creditors are restrained from taking action against the Company and the other CCAA Petitioners, including Veris Gold USA, Inc.

The decision to commence CCAA proceedings was made after extensively exploring alternatives following thorough consultation with its legal and financial advisors. As well, the Special Committee has for some time been working diligently on the restructuring and refinancing efforts. The Company sought protection to address near term liquidity issues due to a decreasing gold price, higher than anticipated production costs, demands for payment under existing loan agreements (see the Company’s News Release dated June 3, 2014) and unexpected shut downs including the January 2014 shutdown resulting from the December 2013 fire.

In these circumstances, the Company’s Board of Directors determined that a CCAA proceeding is the most prudent and effective way to carry on business and maximize value for the Company’s stakeholders. The Company seeks to continue operational restructuring alternatives while under CCAA protection, including reducing or restructuring its obligations and reducing operating costs. Any such restructuring will be undertaken for the purpose of further enhancing the Company’s long term financial health, liquidity and competiveness.

The Company is committed to completing the restructuring process quickly and efficiently. The Company’s Jerritt Canyon operation continues to produce gold and is cash–flow positive during these proceedings.

About Veris Gold Corp.

Veris Gold Corp. is a growing mid-tier North American gold producer in the business of developing and operating gold mines in geo-politically stable jurisdictions. The Company's primary assets are the permitted and operating Jerritt Canyon processing plant and gold mines located 50 miles north of Elko, Nevada, USA. The Company's primary focus is on the re-development of the Jerritt Canyon mining and processing plant. The Company also holds a portfolio of precious metals properties in British Columbia and the Yukon Territory, Canada, including the Ketza River Property.

On behalf of

“VERIS GOLD CORP.”

François Marland

President and CEO

To be added to the Veris Gold e-mail list please sign up at www.verisgold.com.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. All material information may be accessed at www.sedar.com.

Forward-Looking Statements This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities regulations in Canada and the United States (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to estimated mineral resources, anticipated effect of the completed drill results on the operations at Jerritt Canyon, the interpretation of those results, and timing and expectations of future work programs. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects, "is expected", "budget", "scheduled", "estimates", forecasts", "intends", "anticipates", or "believes", "has the potential" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved. The forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable, including, with respect to mineral resource estimates, the key assumptions and parameters on which such estimates are based, as set out in this news release and the technical report for the property, that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable, that the general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labor dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, conclusions of economic evaluations, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in operations may result in increased costs, unexpected variations in mineral resources and reserves, grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and other risks generally associated with mining. See our Annual Information Form for additional information on risks, uncertainties and other related factors. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

For more information please contact:

Veris Gold Corp.

Nicole Sanches

Investor Relations Manager

T: (604) 688-9427 ext 224

NA Toll Free: 1-855-688-9427

E: nicole@verisgold.com

W: verisgold.com